1-3610



15007744

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K


JUN 2 9 2015

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-03610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR HOURLY NON-BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS EMPLOYEES

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212-5858

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022-4608

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Alcoa Retirement Savings Plan for Bargaining Employees,
Alcoa Retirement Savings Plan for Salaried Employees,
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and
Alcoa Retirement Savings Plan for Fastener Systems Employees

Index
December 31, 2014 and 2013



Report of Independent Registered Public Accounting Firm

To the Administrator of
Alcoa Retirement Savings Plan for Bargaining Employees,
Alcoa Retirement Savings Plan for Salaried Employees,
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and
Alcoa Retirement Savings Plan for Fastener Systems Employees

In our opinion, the accompanying statements of individual plan net assets available for benefits and the related statements of changes in individual plan net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees (each referred to as a "Plan") at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees at December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and the Alcoa Retirement Savings Plan for Fastener Systems Employees are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 16, 2015

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2014

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan
Assets				
Plan's value of interest in Alcoa Retirement Savings Plan Master Trust				
Alcoa Stock Fund (at fair value)	$ 167,536,202	$ 252,046,540	$ 44,600,508	$ 40,010,501
Investment contracts (at fair value)	173,476,701	375,423,246	58,618,839	68,211,801
Other investments (at fair value)	542,663,511	1,419,400,761	225,712,694	159,024,890
Total value of interest in Alcoa Retirement Savings Plan Master Trust (at fair value) (Note 3)	883,676,414	2,046,870,547	328,932,041	267,247,192
Adjustment from fair value to contract value for investment contracts (Note 5)	(3,567,811)	(7,721,148)	(1,205,585)	(1,402,879)
Total value of interest in Alcoa Retirement Savings Plan Master Trust	880,108,603	2,039,149,399	327,726,456	265,844,313
Other investments (at fair value)	28,955,632	81,102,653	3,582,064	4,657,327
Notes receivable from participants	29,730,723	19,112,683	13,788,558	10,550,551
Participant contribution receivable	1,569,898	113,772	576,892	14,950
Employer contribution receivable	772,572	187,535	283,898	8,349
Net assets available for benefits	$ 941,137,428	$ 2,139,666,042	$ 345,957,868	$ 281,075,490

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2013

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan
Assets				
Plan's value of interest in Alcoa Retirement Savings Plan Master Trust				
Alcoa Stock Fund (at fair value)	$ 128,129,574	$ 199,884,983	$ 35,006,089	$ 29,972,048
Investment contracts (at fair value)	183,341,497	408,668,660	61,142,637	65,261,615
Other investments (at fair value)	501,017,047	1,358,558,698	203,904,938	146,317,978
Total value of interest in Alcoa Retirement Savings Plan Master Trust (at fair value) (Note 3)	812,488,118	1,967,112,341	300,053,664	241,551,641
Adjustment from fair value to contract value for investment contracts (Note 5)	(4,234,068)	(9,437,751)	(1,412,022)	(1,507,145)
Total value of interest in Alcoa Retirement Savings Plan Master Trust	808,254,050	1,957,674,590	298,641,642	240,044,496
Other investments (at fair value)	27,843,151	83,454,519	3,407,629	4,093,794
Notes receivable from participants	27,521,139	18,373,428	12,442,301	9,692,467
Net assets available for benefits	$ 863,618,340	$ 2,059,502,537	$ 314,491,572	$ 253,830,757

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plans of Alcoa Inc. and Subsidiary Companies
Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2014

	Bargaining Plan	Salaried Plan	Hourly Non-Bargaining Plan	FS Plan
Additions				
Contributions				
Alcoa Stock Fund				
Participant	$ 5,479,469	$ 3,875,509	$ 1,083,136	$ 1,326,087
Employer	1,860,467	2,875,915	704,139	533,648
Other investments				
Participant	45,626,886	50,211,823	17,202,481	14,019,752
Employer	17,884,837	36,043,786	11,948,139	6,052,351
	70,851,659	93,007,033	30,937,895	21,931,838
Plan interest in Alcoa Retirement Savings Plan Master Trust investment income				
Alcoa Stock Fund	58,641,815	89,259,890	16,014,063	13,995,153
Other investments	38,815,756	107,158,243	16,265,884	11,274,351
Total Plan interest in Alcoa Savings Plan Master Trust investment gain	97,457,571	196,418,133	32,279,947	25,269,504
Other investment gain (loss)	923,196	3,164,082	(872)	263,747
Total additions	169,232,426	292,589,248	63,216,970	47,465,089
Deductions				
Benefit payments to participants	(92,545,618)	(214,242,936)	(29,641,029)	(19,680,528)
Net increase prior to Plan transfers	76,686,808	78,346,312	33,575,941	27,784,561
Plan transfers				
Transfers between plans, net	832,280	1,817,193	(2,109,645)	(539,828)
Net increase	77,519,088	80,163,505	31,466,296	27,244,733
Net assets available for benefits				
Beginning of year	863,618,340	2,059,502,537	314,491,572	253,830,757
End of year	$ 941,137,428	$ 2,139,666,042	$ 345,957,868	$ 281,075,490

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General
The Alcoa Retirement Savings Plan for Bargaining Employees ("Bargaining Plan"), Alcoa Retirement Savings Plan for Salaried Employees ("Salaried Plan"), Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees ("Hourly Non-Bargaining Plan"), and Alcoa Retirement Savings Plan for Fastener Systems Employees ("FS Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, The Bank of New York Mellon ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting
The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is immediately vested in company contributions.

Employee Contributions
Eligible employees may elect to contribute to the Plans up to 25% of eligible compensation as pre-tax, not to exceed the IRS limit, or up to 10% as after-tax, with a maximum of 25% in the aggregate. Contributions from variable pay are not permitted.

Negotiated deferrals, as defined in the Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $5,500, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions

For the Salaried Plan, Hourly Non-Bargaining Plan, and FS Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. The employer match for contributions to the Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match negotiated deferral contributions.

Until December 31, 2013, the employer match for the Plans was contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Participants are permitted to transfer employer matching contributions from the Alcoa Stock Fund to other investments at any time, regardless of the participants' age or service.

Effective January 1, 2014, the employer match for the Plans will be contributed in the same manner as the participant's other investment elections. If the participant has not made investment elections, company matching contributions will automatically be invested in the appropriate targeted maturity fund based on the participant's year of birth.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation. These employer contributions are allocated to the participants' accounts in the same percentages as the participants' other investment elections.

Certain eligible employees in the Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant's year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable From Participants

Generally, participants may borrow from their individual account balances in the Plans, excluding employer contributions made on or after January 1, 2011, employer retirement income contributions and retiree medical savings contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's account balance or $50,000. Loans are collateralized by a portion of the participant's account balance, and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2014 and 2013. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses.

Payment of Benefits

On termination of service due to death, disability or retirement, participants with an account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Risks and Uncertainties

The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of individual plan net assets available for benefits.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Alcoa Savings Plan Master Trust investment gain and other investment gain includes the Plans' unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Notes Receivable From Participants

The Notes Receivable from Participants are reported at the unpaid principal balance of borrowings from individual account balances along with the accrued and unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the plan.

Administrative Expenses

The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid by the Plan from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Most funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A., and the Trustee incur expenses that reduce earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

Participants in all funds (excluding those included in the self-directed brokerage account) are subject to an administrative expense fee, which is used to pay the expenses of the Plan such as trustee, recordkeeping, audit, consulting, and other administrative expenses. This fee is charged on a daily basis and is reflected in the price at which participants transact. For each loan request, a $100 loan processing fee is deducted from the loan amount to cover administrative expenses. The 2014 administrative expenses were $1,189,641 for the Salaried Plan, $513,821 for the Bargaining Plan, $188,671 for the Hourly Non-Bargaining Plan, and $153,119 for the Fastener Systems Plan.

The fees described above are included within Master Trust investment income.

3. Master Trust

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2014	2013
Master Trust Net Assets		
At fair value		
Alcoa Stock Fund[1] (includes $15,733,416 and $13,328,732 of investments in a common collective trust, respectively)	$ 504,193,751	$ 392,992,694
Investment contracts		
JP Morgan Chase[1][2]	228,413,463	242,841,461
State Street Bank & Trust Company[1][2]	169,100,047	179,781,977
Bank of Tokyo - Mitsubishi[1][2]	168,929,784	179,600,424
American General Life[2]	109,287,293	116,190,547
Commingled Funds		
Vanguard Institutional Index Plus Fund[1] (Large Cap)	425,605,731	404,437,668
New Perspective Fund[1] (Global Equity)	342,354,241	341,655,012
Vanguard Total Bond Market Index Fund[1]	305,738,624	262,615,620
BlackRock Target Maturity Funds[1]	230,975,505	174,875,263
Investment Company of America Fund[1](Large Cap)	207,187,023	190,439,717
American Balanced Fund[1]	193,515,154	186,436,074
Vanguard Extended Market Index[1] (Mid Cap)	181,329,305	190,191,293
Other Investments	460,096,273	459,148,014
Total value of interest in Alcoa Retirement Savings Plan Master Trust (at fair value)	3,526,726,194	3,321,205,764
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,897,423)	(16,590,986)
Total value of interest in Alcoa Retirement Savings Plan Master Trust	$ 3,512,828,771	$ 3,304,614,778

(1) Represents 5 percent or more of Master Trust net assets at either December 31, 2014 or 2013.

(2) The 2013 total fair value includes a receivable of $33,789,950 and a payable of $22,201,108 which represents sales and purchases pending settlement.

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2014	2013
Percent ownership of the Plans in Alcoa Retirement Savings Plan Master Trust		
Bargaining Plan	25.05 %	24.46 %
Salaried Plan	58.05 %	59.24 %
Hourly Non-Bargaining Plan	9.33 %	9.04 %
FS Plan	7.57 %	7.26 %
	100.00 %	100.00 %

For the year ended December 31, 2014, the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net investment gain from Master Trust investments	
Investment gain	
Alcoa Common Stock Fund (includes $9,119 gain from common collective trusts)	$ 173,981,504
Shares of registered investment companies	116,174,663
Commingled trusts	13,695,081
	303,851,248
Interest	14,009,731
Registered investment companies dividends	29,634,758
Alcoa stock dividends	3,929,418
Net investment gain from Alcoa Retirement Savings Plan Master Trust investments	$ 351,425,155

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans. The majority of this brokerage account is invested in equity securities and mutual funds, and all are considered Level 1 securities. The net investment gain is $4,350,153, of which interest earned is $101,978, dividends are $1,840,378 and net realized/unrealized appreciation on investments is $2,407,797.

4. Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014.

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds
Valued at the net asset value ("NAV") of shares held by the Plans at year end.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

Synthetic Investment Contracts ("Investment Contracts")
Valued at fair value with an adjustment to contract value in the accompanying statements of individual plan net assets available for benefits. Refer to Note 5 for further discussion. The fair value is based on the fair value of the underlying investments of the trust. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Investment contracts provide a fixed rate of return for the life of the contract, and underlying assets are held by the trust rather than a separate account of the issuer. A financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

The fair value of the wrap contract is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2014.

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Retirement Savings Plan Master Trust				
Equity securities (Alcoa common stock)	$ 489,784,893	$ -	$ -	$ 489,784,893
Mutual funds				
Large-Cap Equity	693,062,931			693,062,931
Mid-Cap Equity	181,329,305			181,329,305
Balanced	193,515,154			193,515,154
S&P 500	425,605,731			425,605,731
Intermediate Bond	305,738,624			305,738,624
Emerging Markets	50,938,528			50,938,528
Cash and cash equivalents		17,572,651		17,572,651
Fixed income securities				
Government debt		328,205,542		328,205,542
Mortgage-backed securities		160,966,700		160,966,700
Corporate debt		147,557,976		147,557,976
Government agency obligations		21,251,454		21,251,454
Commingled trusts		511,076,111	-	511,076,111
Wrapper contracts			120,594	120,594
Total of assets in Alcoa Retirement Savings Plan Master Trust	2,339,975,166	1,186,630,434	120,594	3,526,726,194
Assets outside Alcoa Retirement Savings Plan Master Trust				
Cash and cash equivalents	19,794,998			19,794,998
Equity securities	44,137,153			44,137,153
Mutual funds	52,707,589			52,707,589
Fixed income securities		1,657,936		1,657,936
Total of assets outside Alcoa Retirement Savings Plan Master Trust	116,639,740	1,657,936	-	118,297,676
Total assets at fair value	$ 2,456,614,906	$ 1,188,288,370	$ 120,594	$ 3,645,023,870

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2013.

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Savings Plan Master Trust				
Equity securities	$ 382,175,295	$ -	$ -	$ 382,175,295
Mutual funds				
Large-Cap Equity	660,188,792	-	-	660,188,792
Mid-Cap Equity	190,191,293	-	-	190,191,293
Balanced	186,436,074	-	-	186,436,074
S&P 500	404,437,668	-	-	404,437,668
Intermediate Bond	262,615,620	-	-	262,615,620
Emerging Markets	63,154,921	-	-	63,154,921
Cash and cash equivalents	-	5,495,263	-	5,495,263
Fixed income securities				
Government debt	-	344,969,508	-	344,969,508
Mortgage-backed securities	-	169,616,738	-	169,616,738
Corporate debt	-	157,536,864	-	157,536,864
Government agency obligations	-	29,078,451	-	29,078,451
Commingled trusts	-	453,591,692	-	453,591,692
Wrapper contracts	-	-	128,743	128,743
Total of assets in Alcoa Savings Plan Master Trust*	2,149,199,663	1,160,288,516	128,743	3,309,616,922
Assets outside Alcoa Savings Plan Master Trust				
Cash and cash equivalents	19,790,485	-	-	19,790,485
Equity securities	45,590,923	-	-	45,590,923
Mutual funds	51,745,491	-	-	51,745,491
Fixed income securities	-	1,672,194	-	1,672,194
Total of assets outside Alcoa Savings Plan Master Trust	117,126,899	1,672,194	-	118,799,093
Total assets at fair value	$ 2,266,326,562	$ 1,161,960,710	$ 128,743	$ 3,428,416,015

* The total fair value excludes a net receivable of $11,588,842 which represents sales pending settlement.

The following table sets forth a summary of changes in the fair value of the Plans' Level 3 assets for the year ended December 31, 2014:

	Wrapper Contracts
Fair value measurements using significant unobservable inputs (Level 3)	
Balance at beginning of year	$ 128,743
Unrealized gain (loss)	(8,149)
Balance at end of year	$ 120,594

The Plans hold commingled trusts with a fair value of $511,076,111 at December 31, 2014. There are no unfunded commitments with respect to these investments. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

5. Investment Contracts

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

The following table sets forth the average yields of the Investment Contracts during the 2014 and 2013 Plan years.

	2014	2013
Average yields		
Based on actual earnings	1.78 %	1.87 %
Based on interest rate credited to participants	1.82 %	1.71 %

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa through the investment in the Alcoa Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2014, purchases and sales of shares of common stock of the Alcoa Stock Fund were $24,559,544 and $85,848,643, respectively. Dividends earned on Alcoa common stock during 2014 were $3,929,418. As of December 31, 2014 and 2013, the Plans owned 31,018,676 and 36,003,325 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions, and expenses paid to Bank of New York Mellon, qualify as party-in-interest transactions.

Participants may borrow from their individual account balances in the Plans. The loan program is discussed in Note 1. These transactions qualify as party-in-interest transactions.

7. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letters dated September 13, 2013 for the Bargaining Plan and the FS Plan and letters dated March 21, 2014 for the Salaried Plan and the Hourly Non-Bargaining Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. These plans have been amended since receiving the determination letters. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans' management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans' administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans' administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

Alcoa Retirement Savings Plan for Bargaining Employees
EIN #25-0317820, Plan 008
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Bargaining Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 880,108,603
	Participant loans*	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	29,730,723
	Various*	Schwab self-directed brokerage account	**	28,955,632

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Salaried Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Salaried Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 2,039,149,399
	Participant loans*	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	19,112,683
	Various*	Schwab self-directed brokerage account	**	81,102,653

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$ 327,726,456
	Participant loans*	Interest rates range from 4.25% to 10.00%; loans due at various maturity dates from less than one year to 25 years	**	13,788,558
	Various*	Schwab self-directed brokerage account	**	3,582,064

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Retirement Savings Plan for Fastener Systems Employees
EIN #25-1538236, Plan 011
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014

Plan	(a) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost		(d) Current Value
Alcoa Retirement Savings Plan for Fastener Systems Employees	Alcoa Retirement Savings Plan Master Trust*	Investment in Alcoa Retirement Savings Plan Master Trust	**	$	265,844,313
	Participant loans*	Interest rates range from 4.25% to 9.25%; loans due at various maturity dates from less than one year to 25 years	**		10,550,551
	Various*	Schwab self-directed brokerage account	**		4,657,327

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees, and Alcoa Retirement Savings Plan for Fastener Systems Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA RETIREMENT SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR NON-BARGAINING HOURLY EMPLOYEES
ALCOA RETIREMENT SAVINGS PLAN FOR FASTENER SYSTEMS EMPLOYEES



William F. Oplinger
Benefits Management Committee Member



Roy C. Harvey
Benefits Management Committee Member



Robert G. Wilt
Benefits Management Committee Member

June 16, 2015

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668, 333-168428, 333-170801 and 333-182899) of Alcoa Inc. of our report dated June 16, 2015 relating to the financial statements of the Alcoa Retirement Savings Plan for Bargaining Employees, Alcoa Retirement Savings Plan for Salaried Employees, Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees and Alcoa Retirement Savings Plan for Fastener Systems Employees which appear in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 16, 2015